Exhibit 12.1

HEXION INC.
Statement Regarding Computation of Ratios
(Amounts in millions of dollars)

	Year ended December 31,
	2017	2016	2015	2014	2013
	(dollars in millions, except per share data)

Pre-tax loss from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities	(220)	(11)	(22)	(222)	(210)
Fixed Charges:
Interest expensed and capitalized	330	311	330	308	304
Interest element of lease costs	10	11	12	12	12
Total fixed charges	340	322	342	320	316
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities, plus fixed charges	120	311	320	98	106
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

(1)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.

(2)	Our earnings were insufficient to cover fixed charges by $220, $11, $22, $222, and $210 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.